July 20, 2007

VIA EDGAR AND FACSIMILE

(202) 772-9205

Ms. Kathryn Jacobson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission, Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	QC Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Filed March 14, 2007
File No. 0-50840

Dear Ms. Jacobson:

This letter is submitted on behalf of QC Holdings, Inc. (the “Company”) in response to your comment letter dated June 27, 2007, with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2006. For ease of reference, each comment has been included followed by the Company’s response to the comment.

In accordance with Staff request, the Company’s future filings will be revised as described below to reflect the following responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Provision for Losses and Returned Item Policy, page 36

Comment 1: We note your response to prior comments 1 and 2. It is unclear to us how a change in your loan allowance methodology which captures a loss-volume ratio for the last month of the reporting period as adjusted using a collection experience with a look-back period of three years (excluding the current year) better reflects the short-term nature of the loan portfolio at each period-end. In this regard:

•

Tell us why an adjustment factor, which is based on an “average of the change in the loss/volume ratio from the last month of each reporting period to the immediate subsequent month-end for each of the last three years (excluding the current year) and which has the effect of smoothing seasonal fluctuations, would be appropriate, considering that the smoothing effect is based on a long-term average and that your loan demand and related collection experience generally fluctuate seasonally.

•	Tell us your basis for excluding your collection experience for the most current year in computing the percentage adjustment to the collection experience. In your example of the calculation in Exhibit I, it does not appear that the activity for January 2006 through November 2006 is even considered in your allowance determination.

•

Tell us why you believe that the resultant charge-off to expense of $76,232, up 2.6% over the prior year and comprising 44% of your revenues, is reasonable when compared with the charge-off from the prior year which comprised 48.5% of revenues. The 2.6% increase in the charge-off appears nominal when compared to the 12.6% increase in revenues.

Company Response:

First Bullet Point: When we compute the average of the change in the loss/volume ratio from the last month of each reporting period to the immediate subsequent month-end, the computation only incorporates the single month of change. For example, for the March 2007 quarter-end, we averaged the change in loss/volume ratio from March to April 2006, March to April 2005 and March to April 2004. In the computation, we do not consider the experience for any other months. As a result, the average is actually for a very short-term, but based on historical experience for that short-term.

We believe this approach captures seasonality most appropriately as it does not “smooth” for experience in periods other than the one being evaluated. For example, in our first quarter, we typically experience lower losses. If we were to consider activity for other than the first quarter – such as seasonally worse second and third quarters – we would overstate our allowance. Similarly, if we considered first quarter loss experience during second or third quarters, we would understate our allowance due to the typically higher loss rates during those periods.

By focusing on the experience in the given month – March – and then adjusting for what our historical experience would suggest is typical for the next month – April – we believe we are best capturing the immediacy of our current loss experience together with the best-estimate of what to expect for the coming month.

Second Bullet Point: We use the current month’s experience as the starting point for determining the allowance. Because we do not have complete and final information for the immediate subsequent month in the current year by the time we report, we determined that using an average of the same historical periods would best reflect the expectation for loss experience in the coming month.

We did not use the activity from January 2006 through November 2006 because of the short-term nature of the loan balance (generally less than 30 days at any given point in time). By focusing on the experience in the given month – December – and then adjusting for what our historical experience would suggest is typical for the next month – January – we believe we are best capturing the immediacy of our current loss experience together with the best-estimate of what to expect for the coming month.

Third Bullet Point: The reduction of charge-offs as a percentage of revenues reflects the benefits of our loan-origination procedures, more favorable macro-economic factors and the maturing of our branch base. We disclosed in our 10-K and in our response letter dated May 24, 2007 that we believe our loan-origination procedures were beneficial in reducing losses during 2006. In addition, we believe two macro-economic factors during 2005 contributed to higher losses in that year – the change in the bankruptcy law in October 2005, which resulted in many of our customers taking out loans from us and then declaring bankruptcy so that we could not collect, and the surge in gasoline prices during mid-year 2005. Lastly, we added more than 200 branches during an 18-month period beginning on July 1, 2004. As we have disclosed in our 10-K, newer branches have higher loss ratios because the new branch is establishing itself in the community and collecting information about the customer base. As these branches matured during 2006, the charge-offs leveled, while revenue grew.

Comment 2: We refer to your response to prior comment 2 and Exhibit I. Your footnote (c) states that your loss experience for installment loans has been higher than your payday and title loan products. Tell us how you determined the additional amount to be recorded as an allowance. Further, tell us why, at this point, you believe it is appropriate to include these installment loans in your loan loss analysis of payday and title loans. Finally, it is unclear why you state on page 36 of your Form 10-K that your “experience has been that a separate calculation…would yield a substantially similar result to the combined calculation.” Is this statement true for each respective period that you offered installment loans?

Company Response: We began to offer an installment loan product in May, 2006. Accordingly, our direct history and experience with the product is limited. We computed the additional amount for installment loans using a similar methodology as the one used for computing the aggregate allowance for payday, title and installment loans. That is, we applied the loss/volume ratio to the ending installment loan balance and recorded the difference between that total and the loss/volume ratio for the aggregate group as an adjustment to the allowance.

We believe it is appropriate to include installment loans together with payday and title loans because of the nature of the product and the underlying security. All products serve the same customer base, are provided in a convenient manner and are offered with similar minimum underwriting requirements. We use a check as security for both payday and installment loans and the title of the car for a title loan. Although our history is very short with the installment product, we believe the product will ultimately drive to a similar loss experience as our existing, long-established products.

With respect to our statement on page 36 regarding our experience as to separate calculations for each product, our experience for installment products is too new to conclude definitively. In the first couple of months after offering the installment loan product, our loss experience was slightly better than our payday and title products. In the subsequent months, it trended worse. Until we have more definitive information, we will revise our annual report on Form 10-K for the year ending December 31, 2007 to distinguish the installment loan product from the payday and title loan product for purposes of computing the allowance for loan losses.

Comment 3: Your footnote (e) in Exhibit I states that during the year-end closing process you adjusted your allowance to reflect the actual collections in the subsequent month. Tell us why this has not been disclosed in your Form 10-K. Does this amount represent a true-up? If so, tell us why you do not perform a similar analysis for each quarterly closing process.

Company Response: The adjustment noted in footnote (e) states, “During our year-end quarterly closing process, we evaluate our write-off and collection experience in the subsequent month in relation to the 3-year average that we compute for our standard computation. Based on this evaluation, which reflected a significantly higher level of losses during January 2007 compared to the 3-year average for the month of January, we recorded an additional amount to the allowance to reflect the higher level of losses in January 2007.”

The footnote is an example of the fourth step to our loss allowance computation – when we review and evaluate various qualitative factors that might affect the computed initial estimate of the allowance for loan losses. Every quarter we look at the subsequent month’s loss activity and compare it to the adjustment computed from the historical look-back for that month (i.e., the second step in our analysis) to determine if there appears to be any material trends (better or worse). In this case, our January 2007 experience was substantially inferior to the three year average of January loss experience. Accordingly, we recorded an estimate to reflect the poor recent loss experience.

This is not a true-up because we do not have sufficient information to compute the exact loss total for the loans outstanding at period-end as loans are collected over a period of time.

Comment 4: We note your response to prior comment 3 and your statement that you had a favorable loss experience in 2006 due to the on-going benefits of your loan-based verification procedures. It is unclear to us why you would include a collection experience from prior years, as detailed in your response to prior comment 1, since it does not reflect the benefit of your revised loan origination procedures when computing a provision for loan losses on your short-term portfolio. Please advise.

Company Response: The use of an average of prior year’s single month changes helps capture the seasonality of our business as it is indicative of what our experience has been in that subsequent month. When comparing periods, within each period we were utilizing the same general loan approach, whether without the additional procedures in prior periods or with them during 2006. Absent significant changes to the process within the period, the movement in loss experience in the subsequent month is still expected to be the same. If we were to change procedures meaningfully during a period, it would be reasonable to consider the effect on the subsequent month’s loss experience through the qualitative step in our allowance computation.

* * *

We are authorized to acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions, comments or concerns, we would be pleased to discuss those questions, comments or concerns by telephone in order to avoid the need for a third comment letter. We are available at any time to discuss these responses from QC Holdings. Please contact me (816-218-7534) to arrange a time at which we might discuss any other comments or questions you may have after reviewing this letter.

Very truly yours,

/s/ Catherine E.K. Wood
Catherine E.K. Wood

cc:	Mr. Douglas E. Nickerson,

Chief Financial Officer

QC Holdings, Inc.

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